UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Dollar Thrifty Automotive Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

256743105

(CUSIP number)

PAR Capital Management, Inc.

Attention: Gina DiMento

One International Place

Suite 2041

Boston, MA 02110

(617) 526-8990

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP No. 256743105	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Investment Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,191,800 shares of common stock
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,191,800 shares of common stock
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,800 shares of common stock

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 256743105	Page 3 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,191,800 shares of common stock
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,191,800 shares of common stock
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,800 shares of common stock

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 256743105	Page 4 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Capital Management, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,191,800 shares of common stock
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,191,800 shares of common stock
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,800 shares of common stock

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14)	TYPE OF REPORTING PERSON
CO

Page 5 of 8 Pages

Item 1.

Security and Issuer.

This Schedule 13D (“Schedule 13D”) is being filed with respect to shares of Common Stock, par value $0.01 per share (the “Shares”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5330 East 31st Street, Tulsa, Oklahoma 74135.

Item 2.

Identity and Background.

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed on May 3, 2010, by the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of the Issuer. This Amendment No. 1 is being filed to amend and supplement Item 3 and Item 5 of the Schedule 13D. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following text:

The aggregate purchase price of the additional 420,012 Shares purchased by PAR Investment Partners as reported in this Amendment No. 1 was approximately $19,165,494. PAR Investment Partners used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.

Purpose of Transaction.

PAR Investment Partners is no longer a passive investor as such term is defined in the securities laws. An investor is considered "passive" if the investor has not acquired and does not hold securities for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities.

PAR Investment Partners acquired the Shares as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the preceding paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Page 6 of 8 Pages

The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.

Interest in Securities of the Issuer.

(a) and (b)

As of June 10, 2010, PAR Investment Partners owned beneficially 2,191,800 shares representing approximately 7.65% of the shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of June 10, 2010, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 2,191,800 shares owned beneficially by PAR Investment Partners, representing approximately 7.65% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

As of June 10, 2010, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 2,191,800 Shares owned beneficially by PAR Investment Partners, representing approximately 7.65% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

(c)

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the normal course of business, over the exchange, during the past sixty days is set forth below:

Trade Date	Shares	Price Per Share
6/1/2010	142,927	46.131
6/2/2010	60,285	46.407
6/3/2010	50,000	46.380
6/4/2010	100,000	45.200
6/7/2010	50,000	43.624
6/10/2010	16,800	44.298

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

(a)

Joint Filing Agreement among the Reporting Persons dated July 14, 2010 is filed as Exhibit 99.1 hereto.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: July 14, 2010

PAR INVESTMENT PARTNERS

By: PAR Group, L.P., its General Partner

By: PAR Capital Management, Inc., its General Partner

By: /s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

PAR GROUP, L.P.

By: PAR Capital Management, Inc., its General Partner

By: /s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

PAR CAPITAL MANAGEMENT, INC.

By: /s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement among the Reporting Persons dated July 14, 2010.